UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 8, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FedEx Corporation – File No. 001-15829
Federal Express Corporation – File No. 001-07806

CF# 30172

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FedEx Corporation and Federal Express Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to their Forms 10-Q filed on September 19, 2013.

Based on representations by FedEx Corporation and Federal Express Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through September 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary